Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Mercer Insurance Group, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-123758) on Form S-8 of Mercer Insurance Group, Inc. and subsidiaries of our reports dated March 16, 2009, with respect to the consolidated balance sheets of Mercer Insurance Group, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Mercer Insurance Group, Inc.
/s/ KPMG LLP
Philadelphia, PA
March 16, 2009